Flower Turbines, Inc.

ANNUAL REPORT

Flower Turbines, Inc.

240 Central Ave., # 1J

Lawrence, NY 11559

http://www.flowerturbines.com

This Annual Report is dated May 11, 2020.

BUSINESS

Flower Turbines makes small vertical axis wind turbines with improved aerodynamic efficiency, low noise, and beauty. As a company, our goal is to make these sleek, innovative, and efficient small wind turbines the foundation of a large global renewable energy company. As a company, we are currently extending our expertise into the electric mobility vertical by making charging stations for electric bikes and scooters. Some of the charging stations are off-grid and incorporate wind energy as a source. We also offer off-grid solar chargers for bicycles and phones and on-grid bicycle chargers. The company is now manufacturing the latest versions of all products. The company aims to use its technologies to become a global energy player with a market as large as what solar now enjoys.

Flower Turbines has been in existence since 2013, originally founded as an LLC in New York and most recently converted to Flower Turbines, Inc., a Delaware corporation. In 2019 Flower Turbines LLC completed a Regulation Crowdfunding campaign on StartEngine. In December 2019, Flower Turbines LLC became Flower Turbines, Inc., a Delaware Corporation. The business entities are the same and all business-related materials merged from the LLC to the new corporation. Flower Turbines, Inc. operates a subsidiary Flower Turbines BV in the Netherlands which is a 96% owned subsidiary of Flower Turbines Inc. and it addresses the EU market, which is currently more advanced. Today, we are providing an opportunity to invest in Flower Turbines, Inc., the head company.

Previous Offerings

Between August 6, 2018 and December 24, 2019, we sold 105,937 shares of common stock in exchange for $10 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Results of Operations

Circumstances which led to the performance of financial statements:
Year ended December 31, 2019 compared to year ended December 31, 2018 had greater expenses as we added personnel and established a subsidiary in Europe.
The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

2019 was a successful year for the Company in terms of market preparation as we prepared for manufacturing and obtained contracts that will be fulfilled and mostly paid in 2020. 2019 saw first revenue in Europe for a full system and first reservations for the turbines in the US. We expect sales to continue in 2020.

Cost of sales

Not relevant in 2017 and 2018 as still in pre-revenue phase.

Gross margins

Not relevant in 2017 and 2018 as still in pre-revenue phase.
In 2019, the cost of goods is approximately equal to the sales price. Also in early 2020.
As volume increases in 2020, later in the year we expect cost of sales to decrease.

Expenses

We expect 2019 expenses to be approximately $600,000, and over $1,000,000 in 2020 as we enter the market aggressively. This is due to personnel, engineering, tooling for manufacturing.

Historical results and cash flows:

Past results show expenses compensated by investment, which is typical for a startup company. We expect in 2020 that sales will accelerate, but we will still need investment in order to continue moving ahead. In 2021, we anticipate a profit from sales, but overall expenses being higher and making use of investment funding so we can accelerate growth. Historical results and cash flow are representative of our R&D phase but will not necessarily be representative of what investors should expect in the future.

Liquidity and Capital Resources

Capital resources are the current round of Startengine funding.

Debt

Creditor: Rabobank
Amount Owed: $56,135.00
Interest Rate: half is 0% and half is 20.0%
Maturity Date: December 31, 2026
Flower Turbines BV, won an innovation loan from Rabobank in the Netherlands.
50,000 Euros, 5 years, half of it is no interest, the other half is interest-free for 2 years,
20% after that.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mark Daniel Farb

Mark Daniel Farb's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: September 23, 2013 - Present
Responsibilities: Direct all company business and personnel and manage
intellectual property strategy. Mr. Farb's main role includes management tasks,
fundraising, intellectual property, supervising sales, engineering, and
manufacturing. Mr. Farb's salary is $10,000 per month and has deferred much of that
salary and additional equity compensation until the Company is more established.

Other business experience in the past three years:
Employer: Leviathan Energy
Title: CEO

Dates of Service: June 01, 2006 - Present
Responsibilities: Oversees corporate decisions. Leviathan Energy has been put on hold while Mr. Farb grows Flower Turbines. Mr. Farb does not work on Leviathan Energy during a work week.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Mark Daniel Farb	732,100 shares		84%

RELATED PARTY TRANSACTIONS

We have made the following issuances of securities within the last three years:

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,069,783.77
Number of Securities Sold: 107,259
Use of proceeds: Patents, engineering, personnel, molds, and production.
Date: December 02, 2019

Offering exemption relied upon: Regulation CF

OUR SECURITIES

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 11,800 of Common Stock.

Common Stock
The amount of security authorized is 2,500,000 with a total of 865,982 outstanding.

Voting Rights

The holders of shares Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Notwithstanding the foregoing, holders of common stock issued in this offering will be providing a voting proxy to our CEO as detailed in this offering.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 12, 2020.

Flower Turbines, Inc.

By   /Mark Daniel Farb/
_____

Name   Mark Daniel Farb
:

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, _____Mark Daniel Farb__, Principal Executive Officer of Flower Turbines, Inc. hereby certify that the financial statements of Flower Turbines, Inc. included in this Report are true and complete in all material respects.

/Mark Daniel Farb/_
Principal Executive Officer

Flower Turbines, Inc.
A Delaware Corporation

Consolidated Financial Statements and Independent Auditor's Report
December 31, 2019 and 2018

Flower Turbines, Inc.

TABLE OF CONTENTS



To the Board of Directors
Flower Turbines, Inc.
Lawrence, New York

INDEPENDENT AUDITOR'S REPORT

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Flower Turbines, Inc. and subsidiary (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018 and the related statements of operations and comprehensive income/(loss), changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com



Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Flower Turbines, Inc. as of December 31, 2019 and 2018 and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the consolidated financial statements, the Company has not generated revenues or profits since inception, has sustained net losses of $538,344 and $133,583 for the years ended December 31, 2019 and 2018, respectively, and has negative cash flows from operations for the years ended December 31, 2019 and 2018, respectively. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 13, 2020

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

FLOWER TURBINES, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 266,596	$ 74,764
Prepaid expenses	21,827	780
Offering costs	-	19,487
Other assets	2,694	-
Due from officer - related party	2,171	-
Funds held in escrow	90,939	18,247
Total Current Assets	384,227	113,278
Non-Current Assets:		
Property and equipment, net	2,154	-
Total Non-Current Assets	2,154	-
TOTAL ASSETS	$ 386,381	$ 113,278
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 29,945	$ 10,346
Deferred revenue	6,447	-
Accrued expenses	1,725	-
Total Current Liabilities	38,117	10,346
Long-Term Liabilities:		
Notes payable	56,135	-
Total Long-Term Liabilities	56,135	-
Total Liabilities	94,252	10,346
Members' Equity: 1,000,000 membership units authorized, 0 and 773,286 membership units issued and outstanding, as of December 31, 2019 and 2018, respectively.	-	102,932
Stockholders' Equity:		
Common stock, $0.0001 par, 2,500,000 shares authorized, 856,956 and 0 shares issued and outstanding as of December 31, 2019 and 2018, respectively.	86	-
Additional paid-in capital	1,569,175	-
Accumulated deficit	(1,268,826)	-
Accumulated other comprehensive loss	(922)	-
Stockholders' equity before noncontrolling interest	299,513	-
Equity attributable to noncontrolling interest	(7,384)	-
Total Stockholders' Equity	292,129	-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 386,381	$ 113,278

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

FLOWER TURBINES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
For the years ended December 31, 2019 and 2018

	2019	2018
Net revenues	$ -	$ -
Cost of net revenues	-	-
Gross profit	-	-
Operating Expenses:		
General & administrative	403,788	75,921
Sales & marketing	118,530	57,662
Research and development	23,229	-
Total Operating Expenses	545,547	133,583
Loss from operations	(545,547)	(133,583)
Other Income/(Expense):		
Interest expense	(1,523)	-
Total Other Income/(Expense)	(1,523)	-
Provision for income taxes	-	-
Net loss	(547,070)	(133,583)
Less: net loss attributable to noncontrolling interest	8,726	-
Net loss attributable to Flower Turbines, Inc.	(538,344)	(133,583)
Foreign currency translation loss	(922)	-
Other comprehensive loss	$ (539,266)	$ (133,583)

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

FLOWER TURBINES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2019 and 2018

	Members' Equity		Common Stock					
	Membership Units	Members' Equity	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance at January 1, 2018	750,000	$ (10,191)	-	$ -	$ -	$ -	$ -	$ -
Contributions	-	14,850	-	-	-	-	-	-
Distributions	-	(1,000)	-	-	-	-	-	-
Issuance of membership units - Regulation CF	23,286	232,856	-	-	-	-	-	-
Net loss	-	(133,583)	-	-	-	-	-	-
Balance at December 31, 2018	773,286	102,932	-	-	-	-	-	-
Issuance of membership units - Regulation CF	83,670	836,697	-	-	-	-	-	-
Offering costs	-	(116,421)	-	-	-	-	-	-
Conversion to corporation	(856,956)	(823,208)	856,956	86	1,553,604	(730,482)	-	823,208
Capital contribution of minority investors	-	-	-	-	15,571	-	-	15,571
Net loss	-	-	-	-	-	(538,344)	(922)	(539,266)
Balance at December 31, 2019	-	$ -	856,956	$ 86	$ 1,569,175	$ (1,268,826)	$ (922)	$ 299,513

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

-5-

FLOWER TURBINES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2019 and 2018

	2019	2018
Cash Flows From Operating Activities		
Net loss	$ (538,344)	$ (133,583)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	74	-
Loss attributable to noncontrolling interest	(8,726)	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in prepaid expenses	(21,047)	(780)
(Increase)/Decrease in other assets	(2,694)	-
Increase/(Decrease) in accounts payable	19,599	(869)
Increase/(Decrease) in accrued expenses	1,725	-
Increase/(Decrease) in deferred revenue	6,448	-
Net Cash Used In Operating Activities	(542,965)	(135,232)
Cash Flows From Investing Activities		
Proceeds from/(purchase of) property of equipment	(2,229)	-
Net Cash Used In Investing Activities	(2,229)	-
Cash Flows From Financing Activities		
Proceeds from capital contributions	-	14,850
Distributions	-	(1,000)
Proceeds from notes payable	56,135	-
Advances to related party	(2,171)	-
Proceeds from issuance of member units	764,005	214,609
Capital contribution of minority investors	16,913	-
Offering costs	(96,934)	(19,487)
Net Cash Provided By Financing Activities	737,948	208,972
Cash effects of foreign currency translation loss	(922)	-
Net Change In Cash	191,832	73,740
Cash at Beginning of Period	74,764	1,024
Cash at End of Period	$ 266,596	$ 74,764
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 1,523	$ -
Cash paid for income taxes	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

FLOWER TURBINES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Flower Turbines, Inc. and subsidiary (collectively the "Company"), is a corporation formed under the laws of Delaware. The Company was originally incorporated as a New York limited liability company on September 25, 2013 under the name Flower Turbines, LLC. The LLC converted to a Delaware corporation on December 26, 2019. The Company develops unique designs for wind turbines. On March 27, 2019 Flower Turbines B.V. (the "Subsidiary") was formed in the Netherlands. Flower Turbines B.V. is a majority owned subsidiary (92%) of the Company and was formed for the sale, installation, and development of sustainable energy solutions inside and outside of the Netherlands and the northern region of Europe.

As of December 31, 2019, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of development activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). These consolidated financial statements include all accounts of Flower Turbines, Inc., along with its majority owned subsidiary, Flower Turbines B.V. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Noncontrolling Interests

Noncontrolling interests represents minority owners' share of net income or losses and equity in the Company's majority-owned consolidated subsidiary.

FLOWER TURBINES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Subscription Receivable

The Company records unit issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the balance sheet.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives (5 years). The Company's property and equipment is assessed annually for indications of impairment. The Company's property and equipment are recorded at cost of $2,229 and are presented net of accumulated depreciation of $74 as of December 31, 2019. Depreciation expense of $74 was recorded for the year ended December 31, 2019.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of the offering. Deferred offerings costs of $0 and $19,487 are capitalized to the balance sheet as of December 31, 2019 and 2018, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit-worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. As of December 31, 2019 and 2018, the Company held no funds in excess of FDIC insurance limits.

Revenue Recognition

The Company is in the development stage and has yet to realize revenues from operations. Once the Company has commenced operations, it will recognize revenues when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable.

Research and Development

The Company expenses research and development costs when incurred.

Advertising Costs

The Company's policy regarding advertising is to expense advertising when incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

FLOWER TURBINES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years then ended

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its inception until December 26, 2019, at which time the LLC was converted to a corporation, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the December 26, 2019 conversion to a corporation, the Company was taxed as a corporation. The Company has a net operating loss carryforward of $0 as of December 31, 2019 The Company used its estimated combined effective tax rate of approximately 26% from Federal and New York tax rates to derive a net deferred tax asset of $0 as of December 31, 2019. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before it begins to expire, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The Company files U.S. federal and state income tax returns. The 2019 tax returns have not yet been filed as of the issuance of these consolidated financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company's U.S. operations. The functional currency for the Subsidiary is its local currency. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations. At December 31, 2019, the foreign currency translation loss was $922.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenues or profits since inception, has sustained net losses of $538,344 and $133,583 for the years ended December 31, 2019 and 2018, respectively, and has negative cash flows from operations for the years ended December 31, 2019 and 2018, respectively.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy it liquidity needs through a Regulation Crowdfunding offering in 2020 and has commenced taking deposits on orders of its products during 2019 to fund operations. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS'/STOCKHOLDERS' EQUITY

Capital Structure

The Company was originally incorporated as a New York limited liability company. The membership interests in such and associated members' equity were applied to stockholders' equity and the members were issued common stock in the corporation in exchange for their membership interests in the LLC. Upon conversion to a Delaware corporation in December 2019, the Company authorized 2,500,000 shares of common stock at $0.0001 par value. As of December 31, 2019, 856,956 shares of common stock were issued and outstanding.

Stock and Membership Units

In 2019, the Company had raised $836,697 through issuance of its membership units pursuant to an offering under Regulation Crowdfunding, where 83,670 units were issued at $10.00 per unit. In 2018, the Company had raised $232,856 through issuance of its membership units pursuant to an offering under Regulation Crowdfunding, where 23,286 units were issued at $10.00 per unit. As of December 31, 2019 and 2018, there was $90,939 and $18,247 of funds held in escrow, respectively, related to these issuances.

Flower Turbines B.V. also received $15,571 of capital contributions during 2019.

The founding member and manager contributed $0 and $14,850 and was distributed $0 and $1,000 during the years ended December 31, 2019 and 2018, respectively.

In 2018, the Company increased the number of authorized units from 750,000 to 1,000,000. As of December 31, 2018, the Company had 773,286 membership units issued and outstanding.

NOTE 5: OPERATING LEASES

Effective July 2017, the Company entered into a lease agreement for a car. The lease term commenced July 2017 and is scheduled to expire after 60 months, in June 2022. Monthly lease obligations under the lease are $271 per month.

The Company entered into a lease agreement for office space. The lease term commenced November 1, 2019 and expires on October 31, 2020. Monthly lease obligations under the lease are

$1,039 per month. Lease expense for the years ended December 31, 2019 and 2018 totaled $5,330 and $3,252, respectively.

Future minimum lease payments under the Company's outstanding leases are as follows as of December 31, 2019:

2020	$	13,642
2021		3,252
2022		1,626
	$	18,520

NOTE 6: RELATED PARTY TRANSACTIONS

During 2019, the Company advanced funds to the founder of the Company. As of December 31, 2019, the balance due from the stockholder under the arrangement was $2,171. The advance bears no interest and has no maturity date. The founder of the Company was paid $50,000 for consultant services for the year ended December 31, 2019.

NOTE 7: LOANS PAYABLE

On November 4, 2019 the Subsidiary entered into a loan agreement with a bank for total principal of $56,134. Loan A is for principal of $28,068 and bears interest at 7.5%. The loan requires monthly interest payments for 84 months with a final balloon payment on the maturity date. Loan B is for principal of $28,067, bears interest at a 7.5% fixed rate. The loan requires interest only payments for the first 24 months, followed by principal and interest payments of $468 for the next 60 months, followed by a balloon payment on the last day of the loans. Loans A and B are unsecured. Interest expense for these loans totaled $677 and $0 the years ending December 31, 2019 and 2018, respectively. Total unpaid principal balance was $56,135 and $0 as of December 31, 2019 and 2018, respectively.

Future minimum principal payments under the loans are as follows as of December 31:

2020	$	-
2021		-
2022		3,676
2023		3,962
2024		4,269
Thereafter		44,228
Total	$	56,135

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: SUBSEQUENT EVENTS

Crowdfunding Campaign

In 2020, the Company initiated a Regulation CF crowdfunding campaign. As of April 13, 2020, $220,980 has been raised.

Management's Evaluation

The Company has evaluated subsequent events through April 13, 2020, the date the consolidated financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.